March 16, 2006

Via Edgar

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0305 U.S.A.

Re:	Kyocera Corporation

Annual Report on Form 20-F for the year ended March 31, 2005

Filed September 16, 2005

File No. 001-07952

Dear Mr. Webb:

In response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 20, 2005, with respect to the annual report on Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2005, we provide the following response. For your convenience, we have included below the text of the staff’s comment and have set forth our response below such text.

(Comment)

Item 15. Controls and Procedures, page 102

1.	We see that the management of your majority owned consolidated subsidiary, AVX Corporation, included disclosure in their March 31, 2005 Form 10-K that concluded due to several material weaknesses their disclosure controls and procedures were not effective as of March 31, 2005. We also noted the disclosure that the management of AVX Corporation is “committed to effectively remediating known weaknesses as expeditiously as possible” and it does not appear to us that the material weaknesses were remediated as of March 31, 2005. In light of the fact that these material weaknesses existed in this majority owned subsidiary of yours, please tell us in reasonable detail the basis for Kyocera management’s conclusion that Kyocera’s disclosure controls and procedures where nonetheless effective as of the end of the period covered by the report. Additionally, please tell us the specific steps that Kyocera’s management has taken, if any, to remediate the material weaknesses. We may have further comment based on your response.

(Response)

A. Basis for Kyocera Management’s Conclusion that Kyocera’s Disclosure Controls and Procedures Were Effective as of March 31, 2005

We have an approximately 70% interest in AVX Corporation (“AVX”), which is a U.S.-based company and a domestic SEC registrant in its own right. AVX’s management identified three material weaknesses and disclosed them under Item 9A of AVX’s annual report on Form 10-K for the fiscal year ended March 31, 2005 (“fiscal 2005”). These material weaknesses led to AVX’s conclusion that its internal control over financial reporting and disclosure controls and procedures were not effective as of March 31, 2005. We examined the impact of each of these material weaknesses identified at the AVX level on the effectiveness of Kyocera’s disclosure controls and procedures as described below.

1. AVX’s material weakness regarding its control over the accounting for the accrual of certain management and employee bonuses

The error at AVX with respect to bonus accruals related to the application of U.S. GAAP where a bonus has conditions of continued employment. Kyocera does not have other bonus programs which are tied to continued employment. We therefore concluded that the error was isolated and evaluated the materiality of the error to Kyocera. The pre-tax effect of this adjustment was $1.5 million, or approximately 0.15% (after-tax 0.23%) of Kyocera’s income for fiscal 2005. Accordingly, Kyocera’s management concluded that any misstatement that could have resulted from this control deficiency was limited to AVX and not material to Kyocera’s consolidated financial statements, and therefore that this control deficiency did not constitute a material weakness at the level of Kyocera’s consolidated group.

2. AVX’s material weakness regarding its control over access to financial application programs and data

With respect to this control deficiency that was identified as a material weakness at AVX’s level, Kyocera’s management evaluated comparable controls at Kyocera and its other subsidiaries, and found that certain of these other subsidiaries had similar control deficiencies. Pre-tax profits and net incomes at the identified subsidiaries in combination were approximately 11% and approximately 9% of Kyocera’s fiscal 2005 combined pre-tax profit and net income. It was found that Kyocera itself did not have such control deficiencies. Consequently, although AVX has concluded that a material error of more than 5% of its net income is possible compared to its own results, the relatively minor effect of the AVX on the results of the group significantly reduces the potential effect of such a potential error on the consolidated results of Kyocera. Kyocera’s management determined, however, that (1) such control deficiencies at these other subsidiaries were limited in scope; (2) based on the review performed with respect to fiscal 2005, no abuse of the access controls has been identified; and (3) any misstatement that could have resulted from such control deficiencies at AVX and such other subsidiaries, alone or in combination, would not have been material to Kyocera’s consolidated financial statements. Accordingly, Kyocera’s management concluded that these control deficiencies at AVX and these other subsidiaries did not, alone or in combination, constitute a material weakness at the level of Kyocera’s consolidated group.

3. AVX’s material weakness regarding its performance of supervisory reviews over recurring manual journal entries

With respect to this control deficiency that was identified as a material weakness at AVX’s level, Kyocera’s management also evaluated comparable controls at Kyocera Corporation and its other subsidiaries, and it was found that at Kyocera and its other subsidiaries did not have such control deficiencies. Pre-tax profit and net income at AVX were approximately 6% and approximately 5% of Kyocera’s fiscal 2005 combined pre-tax profit and net income. Based on the review performed with respect to fiscal 2005, no abuse of the controls with respect to manual entries has been identified. Consequently, although AVX has concluded that a material error of more than 5% of its net income is possible compared to its own results, the relatively minor effect of the AVX on the results of the group significantly reduces the potential effect of such a potential error on the consolidated results of Kyocera. Accordingly, Kyocera’s management concluded that this control deficiency at AVX did not constitute a material weakness at the level of Kyocera’s consolidated group.

Based on the above, and on the findings otherwise obtained in the course of the procedures performed for purposes of Rule 13a-15(b) under the Securities Exchange Act of 1934, Kyocera’s management concluded that Kyocera’s disclosure controls and procedures were effective as of March 31, 2005.

B. Steps Taken by Kyocera’s Management to Remediate the Material Weaknesses at AVX

In light of the reporting by AVX of the three material weaknesses in its annual report on Form 10-K for fiscal 2005, Kyocera’s management has been closely monitoring the steps taken by AVX’s management to remediate them, placing this matter as one of the top priority management matters for Kyocera. Kyocera’s chief executive officer and chief financial officer are directors of AVX; they have attended AVX’s regular board meetings, which are held once each fiscal quarter, at which they have received detailed reports on specific steps being undertaken and the status thereof as well as progress reports from AVX’s audit committee. Also, Kyocera’s board of corporate auditors and the managers of Kyocera’s Global Audit Division have been in regular contact with the manager at AVX in charge of its internal control system, and has visited, and will visit, AVX in the United States as needed, to check the progress of the remediation efforts.

AVX has been taking steps to remediate the material weaknesses identified and an update of the current status of remediation efforts is attached as Appendix A.

Based on the information they have available at this time, Kyocera’s management believes appropriate actions are being taken to remediate the material weaknesses identified at AVX by the end of the current fiscal year ending March 31, 2006.

*             *             *             *             *

With respect to the comment of the staff and the response thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

Shoichi Aoki General manager of Financial and Accounting Department

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Mr. Kevin Kuhar

Staff Accountant, Division of Corporation Finance, Securities and Exchanged Commission

Mr. Izumi Akai, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Yukihiro Matsunaga

Partner, ChuoAoyama PricewaterhouseCoopers

Tel: +81-75-241-1945

Mr. Paul Bruner

Partner, PricewaterhouseCoopers

Tel: +61-2-8266-4664

Mr. Dennis Neider

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4996

Appendix A

Material Weakness	Description	Remediation

Application of GAAP over the Bonus Accrual	As of March 31, 2005, AVX did not maintain effective control over the selection and application of GAAP relative to the accrual of certain management and employee bonuses. Specifically, AVX incorrectly included certain expenses that were linked to continuing employment through fiscal 2006. This control deficiency resulted in an audit adjustment to AVX’s consolidated financial statements.	In order to remediate this control deficiency, AVX has centralized the accounting for the management incentive plan and the related bonus accrual at Corporate and has communicated this change in accounting for the bonuses to all subsidiary locations. AVX is in the process of testing the effectiveness of these new contols. Control testing for the effectiveness of these new controls will be completed during AVX’ s year-end update testing.

Restricted Access	As of March 31, 2005, AVX did not maintain effective controls over access to financial application programs and data. Specifically, certain Company personnel had incompatible duties and were permitted unrestricted access to financial application programs and data beyond that needed to perform their individual job responsibilities. Additionally, there were no effective controls in place to monitor users for inappropriate use of programs or access to data. These deficiencies existed at all Company locations and in certain financial reporting processes including the general ledger, manual journal entries, cash, accounts receivable, fixed assets, other assets, accounts payable, accrued liabilities, payroll accounts, inventory accounts and the related income statement accounts.	AVX has obtained user access reports and has performed initial testing. Some deficiencies were noted during initial testing and are now in remediation. Accordingly, AVX has not concluded on operational effectiveness of the underlying controls. Further testing by AVX is planned for the fourth quarter of fiscal 2006.

Manual Journal Entries	As of March 31, 2005, AVX did not maintain effective controls over manual journal entries. Specifically, AVX’s controls over the preparation, review and approval of manual journal entries were ineffective in their design and operation. Manual journal entries are originated at all Company locations and in all financial reporting processes.

AVX is remediating this control weakness through the following:

1. Remediation of controls requiring reviews of non-recurring manual journal entries prior to posting.

2. Implementation of a new control requiring Controller or Accounting Manager reviews of manual journal entries generated from targeted Acess Control List queries with subsequent reperformance testing performed by Internal Audit.

3. Implementation of a new control around Quarterly Balance Sheet and Profit & Loss analytical reviews to support the related financial statement assertions.

4. Remediation of control weaknesses over restricted access to and segregation of duties around applications allowing posting of journal entries.

The reviews of non-recurring manual journal entries have been tested through initial testing by AVX in some areas. Some deficiencies were noted during initial testing and are now in remediation. Further testing by AVX is planned for the fourth quarter of fiscal 2006.